UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: Dealing in Securities by a Director of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti announces that a director of the Company has dealt in securities of the Company.

Details of the transaction are provided below:

Name of director	Diana Sands
Name of company	AngloGold Ashanti plc
Date of transaction	22 November 2023
Nature of transaction	On-market purchase
Class of security	Ordinary shares
Number of securities purchased	3,000
Price per security	US$17.4699
Value of transaction (excluding fees)	US$52,409.70
Nature and extent of interest	Direct, Beneficial

ENDS

November 28, 2023

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: November 28, 2023

By:    /s/ HC GRANTHAM
Name:    HC Grantham
Title:    Interim Company Secretary